STRATTEC SECURITY CORPORATION
3333 West Good Hope Road
Milwaukee, WI 53209

February 18, 2011

SENT VIA EDGAR

Max A. Webb, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Strattec Security Corporation
Form 10-K for the fiscal year ended June 27, 2010
Filed on September 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed on September 1, 2010
File No. 000-25150

Dear Mr. Webb,

The following are the responses of STRATTEC SECURITY CORPORATION (“STRATTEC,” “we” or the “Company”) to the comments in the letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated February 10, 2011 (the “Comment Letter”) related to the Company’s Form 10-K for the fiscal year ended June 27, 2010 and the Company’s Definitive Proxy Statement on Schedule 14A filed on September 1, 2010.  For reference purposes, the text of the Comment Letter has been reproduced below for each numbered paragraph.

Definitive Proxy Statement on Schedule 14A

Proposal 1:  Election of Directors, page 3

Director Qualifications, page 3

Comment No. 1

In your future filings, please discuss specific experience, qualifications, attributes or skills of your directors on a director-by-director basis.  Refer to Item 401(e) of Regulation S-K.

Response to Comment No. 1

In our future filings we will discuss the specific experience, qualifications, attributes and skills of our directors on a director-by-director basis.

Executive Compensation, page 18

Benchmarking, page 30

Comment No. 2

We note your disclosure that your compensation committee “periodically reviews information regarding pay practices at other companies to evaluate whether [your] compensation practices are competitive in the marketplace.”  You also state that as part of this review your compensation committee reviews the RSM McGladrey report of a broad peer group of organizations within the durable goods manufacturing industry.  Similarly, on page 22 you state that you “historically set the base salaries at or near the median level derived from the RSM McGladrey report for similar positions.”  Please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

Response to Comment No. 2

In our future filings we will list the companies to which we benchmark our executive officer compensation and we will disclose the degree to which our Compensation Committee considered such companies comparable to us.

*     *     *

In responding to the Comment Letter, STRATTEC acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter.  Please do not hesitate to contact the undersigned at (414) 247-3435 with any questions or comments regarding any of the foregoing.

Very truly yours,

STRATTEC SECURITY CORPORATION

/s/ Patrick J. Hansen
Patrick J. Hansen
Senior Vice President-Chief Financial Officer,
Treasurer and Secretary